Filed pursuant to Rule 433

Registration No. 333-121363

The following article was published on November 23, 2006, on pages 48 and 49 of the issue of mtn-i entitled “US MTNs, Structured products lift-off”.

GERMAN STATE GUARANTEED

AND US REGISTERED

Already in 2006, KfW has issued ten deals under its USMTN programme, raising more than USD1bn from a range of structured products. The borrower has transacted with six intermediaries so far: Bank of America, Bear Stearns, Goldman Sachs, Lehman Brothers, Merrill Lynch and Morgan Stanley.

Horst Seissinger, KfW’s head of capital markets, describes the borrower’s USMTN issuance policy. “Since the MTN market is a reverse inquiry business, the investors are the key driver regarding deal size and choice of structures.” He explains that KfW’s main target investors include, as a first step, the qualified institutional investor base and the US middle market.

Multi-format strategy

How do USMTNs fit into KfW’s funding mix? Seissinger reiterates that KfW’s USMTN programme contributes to a diversification of the agency’s funding mix and is thus part of KfW’s global funding activities.

“One main target is to increase KfW’s presence and the way it is perceived among qualified investors in the US capital market. We consider the programme as a supplement to KfW’s USD global notes and expect positive spill-over effects between both approaches to the market,” he comments.

	Structure Sector	USD(M) Eqv		No. MTNs		%
1	Interest Rate Linked		615		7		61.2
2	Currency Linked		250		1		24.9
3	Inflation Linked		140		2		13.9
	Total		1,005		10		100.0

KfW has been active in the US capital market since the late 1980s, when it first filed with the SEC, Seissinger recalls. “KfW’s history in the US capital market dates back to 1987, when we first filed a registration statement for debt securities with the SEC. Since KfW’s securities benefit from a direct and explicit statutory guarantee of the Federal Republic of Germany, we are allowed to register under Schedule B of the Securities Act of 1933.”

“2000 marked another milestone, when KfW International Finance Inc., a wholly-owned subsidiary of KfW, issued the first USD denominated global notes.” Since 2002, KfW - initially through KfW International Finance Inc. - has regularly issued large-sized global bonds and notes, which predominantly have plain vanilla structures. Meanwhile, KfW has a yield curve with outstanding tenors of up to ten years, for the large-size USD-denominated notes.

“KfW, as one of the biggest and, moreover, state-guaranteed European issuers, wants to offer capital market products which allow investors to diversify both regionally and into different structures“

Horst Seissinger, KfW

“In addition, we established a USMTN Programme in 2006 which enables KfW to sell smaller-sized structured notes directly into the US primary market,” he said.

Through its USMTN Programme, KfW offers “tailor-made” structures to investors. These structures can be as simple as zero coupon notes or as customized as CMS- or CMT-linked notes which may also include call options or TARN or Trigger features. KfW also has the option to offer equity- or commodity-linked notes and to issue notes in foreign currencies.

“Like our global bonds and notes, KfW’s USMTN Programme is registered with the SEC and has been set up specifically for investors domiciled in the US. All our notes have been rated AAA by the rating agencies Standard & Poor’s, Fitch Ratings and Moody’s Investors Service,” Seissinger added.

Generally, KfW does not retain risks associated with structured notes. Pricing information will usually be provided by the dealers. For funding levels, KfW is in permanent contact with the dealer panel.

Demand-driven approach

While it is clear that the US structured products frontier adds another compelling dimension to the US capital market, KfW remains opportunistic in its approach.

“It is difficult to predict funding volume in the MTN market, which is characterized by smaller reverse enquiry type trades. Our main focus is to broaden KfW’s investor base and to strategically diversify KfW’s funding sources globally. With our regularly issued large-size USD global notes we intend to reach funding volumes of up to USD3bn per issue-subject to market conditions and investor demand,” Seissinger suggests.

That said, he is satisfied with the progress the borrower has made in the US structured note space this year and embraces the product and diversification opportunities it presents.

“Given the rather challenging market conditions in 2006, our start in the USMTN market has been quite successful. We were surprised by the size of the takedowns – they were larger than initially expected. KfW, as one of the biggest and, moreover, state-guaranteed European issuers, wants to offer capital market products which allow investors to diversify both regionally and into different structures,” he concludes.

JM

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. KfW’s prospectus supplement relating to the US MTN Program is available through the following link: http://www.sec.gov/archives/edgar/data/821533/000115697306000021/f01146 b5e424b5.htm#tocpage , KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/archives/edgar/data/821533/000115697306000021/f01146 b5e424b5.htm#301 . Alternatively, the issuer will arrange to send you the prospectus, which you may request by calling collect 1800 292 0049 (for the operator) and then 069 7431 22 22 (for KfW’s Investor Relations Team) or by emailing investor.relations@kfw.de .